Standards of Conduct

The work rules and standards of conduct for Solar Power Inc. are important, and the Company regards them seriously. All employees are urged to become familiar with these rules and standards. In addition, employees are expected to follow the rules and standards faithfully in doing their own jobs and conducting Solar Power Inc.’s business. Please note that any employee who deviates from these rules and standards will be subject to corrective action, up to and including immediate termination of employment.

While not intended to list all the forms of behavior that are considered unacceptable in the workplace, the following are examples of rule infractions or misconduct that may result in disciplinary action, up to and including immediate termination of employment:

•	Theft or inappropriate removal or possession of property
•	Falsification of timekeeping records
•	Working under the influence of alcohol or illegal drugs
•	Possession, manufacture, distribution, sale, transfer, dispensation or use of alcohol or illegal drugs in the workplace
•	Fighting or threatening violence in the workplace
•	Boisterous or disruptive activity in the workplace
•	Negligence or improper conduct leading to damage of Company-owned or customer-owned property
•	Insubordination or other disrespectful conduct
•	Violation of safety or health rules
•	Smoking in the workplace
•	Sexual or other unlawful or unwelcome harassment
•	Excessive absenteeism or any absence without notice
•	Unauthorized use of telephones, or other Company-owned equipment
•	Using Company equipment for purposes other than business (e.g., playing games on computers or personal Internet usage)
•	Unauthorized disclosure of business “secrets” or confidential information
•	Violation of personnel policies
•	Unsatisfactory performance or conduct